

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2023

Andrew Simpson
President and Chief Executive Officer
Heart Test Laboratories, Inc.
550 Reserve St, Suite 360
Southlake, Texas 76092

> **Re: Heart Test Laboratories, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 29, 2023**
> **File No. 333-270956**

Dear Andrew Simpson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.


Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services


cc: Noah Speck, Esq.